UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Beall III, J. Harper

   P.O. Box 931

   Durham, NC 27702
2. Issuer Name and Ticker or Trading Symbol
   CCB Financial Corporation (CCB)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   04/00
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   Director
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Common Stock                                  04/30/00    R        56            A  $43.1900                    D  Direct
Common Stock                                  04/30/00 (1)P        348           A  $43.1900     26,543         D  Direct
Common Stock                                                                                     1,340          I  by Daughter
Common Stock                                                                                     20,543         I  Limited Partnersh
                                                                                                                   ip

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Limited Stock Appreciation     $18.4900                                                                                10/15/03
Rights
Non-Qualified Stock Option     $18.4900                                                                   10/16/93     10/15/03
(right to buy)
Non-Qualified Stock Option     $31.5625                                                                   04/15/97     04/15/07
(right to buy)
Non-Qualified Stock Option     $42.4375        04/18/00       A         1,500                             04/18/00     04/18/10
(right to buy)
Non-Qualified Stock Option     $56.7500                                                                   04/27/99     04/27/09
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Limited Stock Appreciation               Common Stock                   8,642                     8,642         D   Direct
Rights
Non-Qualified Stock Option               Common Stock                   8,642                     8,642         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   6,000                     6,000         D   Direct
(right to buy)
Non-Qualified Stock Option     04/18/00  Common Stock                   1,500                     1,500         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   1,200                     1,200         D   Direct
(right to buy)

Explanation of Responses:

(1)
Acquired through cash contributions made to the Corporation's Dividend Reinvestment and Stock Purchase Plan.  The shares were acquired in the period up to the Reporting Date.  The price shown is the weighted average price per share of the shares acquired.

SIGNATURE OF REPORTING PERSON
/S/ Beall III, J. Harper
DATE
May 8, 2000